FUNDING AGREEMENT
"The Dropout'

This Agreement (the "**Agreement**") is made and entered into as of [EFFECTIVE DATE] (the "**Effective Date**") by and between EX FILES PRODUCTIONS LLC (hereinafter "**Company**") on the one hand and [INVESTOR NAME] (hereinafter "**Investor**") on the other hand, in connection with Investor's provision of funds to Company for the purpose of producing, completing, delivering, and marketing the motion picture presently entitled "The Dropout" (the "**Picture**").

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Investor and Company (each a "**Party**," and collectively, the "**Parties**") agree as follows:

I.   Investor Funds.

A.   Subject to the terms and conditions of this Agreement and the information set forth in the discosures outlined at https://wefunder.com/thedropout/ ("**WeFunder Page**"), Investor agrees to provide Company with the dollar amount of funds ("**Investment Amount**") set forth on the signature page of this Agreement (the "**Investor Funds**"), which Investor Funds will be applied toward the production, marketing, and distribution of the Picture, as outlined in the WeFunder Page.

B.   The Investors that contribute to the first $50,000 of Investor Funds (the "**Early Bird Investor Funds**") to the offering contemplated by this Agreement (the "**Offering**") shall be designated as "**Early Bird Investors**".

C.   Company shall be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "**Additional Equity Funds**") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "**Additional Funds**") from third party equity investors (the "**Additional Equity Investors**") and other sources (together, the "**Additional Investors**").

D.   Investor understands that his/her/its contribution shall only be provided and/or required upon Company having obtained the necessary funding for the purpose of producing, completing, delivering, and marketing the Picture, as better outlined in the WeFunder Page. If Company cannot, for any reason, obtain the necessary funding, Investor 's contribution shall not be required and Investor shall have no interest whatsoever in the Picture now or in the future. Company shall have the sole discretion to determine if it has obtained the necessary funding.

II.   Adjusted Gross Proceeds.

A.   Adjusted Gross Proceeds (as defined in Paragraph C below) shall be allocated as follows:

        1.   First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to the Early Bird Investors, Investor, and the Additional Equity Investors on a pro rata (i.e. based

on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds) and *pari passu* basis until such time, if ever, as the Early Bird Investors have received an amount equal to one hundred twenty five percent (125%) of Early Bird Investor Funds and the Investors have received an amount equal to one hundred twenty percent (120%) of the Investor Funds and the Additional Equity Investors have received an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds; and

2.   following such time, if ever, as Early Bird Investors have recouped an amount equal to one hundred twenty five percent (125%) of the Early Bird Investor Funds and Investors have recouped an amount equal to one hundred twenty percent (120%) of Investor Funds and the Additional Equity Investors have recouped an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Profits**", and shall be paid as follows: (a) fifty percent (50%) to Company ("**Company's Net Profits**"); and (b) fifty percent (50%), in the aggregate, to Early Bird Investors, Investors, and the Additional Equity Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and *pari passu* basis. All third-party participations in Net Profits (other than those payable to Additional Investors or those that constitute expenses as further described below) shall be borne out of Company's share of Net Profits.

"**Filmmaker Funds**" is defined as all the additional funds required to produce and market the Picture in addition to Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds, e.g. loans, advances, minimum guarantees, etc.

B.   As used herein, "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, notwithstanding anything to the contrary contained in this Agreement:

1.   if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds;

2.   any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds;

3.   any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

4.   tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

C. "**Adjusted Gross Proceeds**" shall mean Gross Proceeds remaining after deduction of the following:

1. Any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); any third party sales agent and producer representative fees, expenses, and any amounts used to repay loans received in connection with the production of the Picture;

2. ongoing third party accounting costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; all actual, third party, out of pocket expenses incurred in connection with the existence and management of Company (e.g. , taxes, accounting fees, filing fees, etc.); any amounts required to be withheld by law; any actual, third party, out of pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

3. actual, third party, out of pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

4. actual, third party, out of pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g. , costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

5. any reasonable reserve amounts, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Company makes no representations or warranties as to the amount of Gross Proceeds, if any, that Company will receive from the exploitation of the Picture .

6. any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

III. <u>Auditing.</u> At any point following closure of this offering, or commencement of principal photography if earlier, Investor may request in writing an audit of Company's accounts for the Picture. Such audit would be at the Investor's expense, shall require at least ten (10) days' written notice, and the Company shall fully cooperate with the Investor's auditor. Notwithstanding the foregoing, such audits shall not be made more frequently than once each calendar year and no more than once with respect to any accounting period.

IV. <u>Credit.</u>

      1. If Investor invests at least $1,000 he/she/they shall receive a "Special Thanks" on IMDB and in the end titles of the Picture.

      2. If Investor invests at least $10,000 he/she/they shall receive an "Associate Producer" credit on IMDB and in the end titles of the Picture; and

      3. If Investor invests at least $25,000 he/she/they shall receive an "Executive Producer" credit on IMDB and in the main titles of the Picture.

Such screen credits shall be in a size of type, placement, font, and all other aspects to be determined by Company. Any inadvertent failure or omission as to credit shall not constitute a breach of this Agreement.

V. <u>Perks</u>. Additional "perks" shall be granted to Investor as outlined in the WeFunder Page.

VI. <u>Warranties and Representations; Intellectual Property.</u> Investor hereby warrants and represents to Company that Investor has the complete authority and power to enter into this Agreement. Investor acknowledges that it (or he/she) has received any and all material information related to the Picture, this investment, the entertainment industry, and how Company intends to generate revenue, and the expenses it expects to incur related hereto, and the risks of this investment, and Company has answered any and all questions Investor may have had. Investor acknowledges that it might not recoup part or all of its Investment. Investor acknowledges that all securities-related laws and regulations have been complied with by Company and its personnel, and Investor shall make no claim inconsistent with this acknowledgment. Investor hereby warrants and represents to Company that, including the amount set forth on the signature page hereto, in the past 12-month period, he/she/they/it has/have not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Investor hereby warrants and represents to Company that he/she/they/it has/have received and reviewed a copy of the Form C and that with respect to information provided by the Company, he/she/they/it has/have relied solely on the information contained therein and accompanying information included in the WeFunder Page to make the decision to make this investment. Investor acknowledges that it shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, plot, dialogue, themes, visuals, 'world' or 'universe', or other elements of the foregoing. Nor shall Investor be deemed as acquiring any shares, membership units, or other ownership interest in Company as an entity, except by separate agreement (such as an LLC Operating Agreement) executed by Investor and Company's authorized signatory. Investor acknowledges and agrees that Company will have exclusive control over all aspects of Company's business, including but not limited to all matters related to the Picture and that Investor will have no opportunity to participate in the management and/or control of any aspect of Company's activities. Investor acknowledges that neither Company nor counsel to the Company will render any tax opinion or advice with respect to the Investor Funds and in determining the tax consequences of the Investor Funds.

VII. <u>Risk of Investment.</u> Investor acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Investor all or any part of the Investor Funds; (iv) investments in the motion picture industry involve a high degree of risk; (v) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment; and (vi) The Investor further acknowledges that there is presently no agreement with any distributor to distribute the Picture. The success of the Picture will be dependent upon the Company's ability to complete the Picture, the attractiveness of the final product to a distributor and the distributor's willingness to commit substantial sums to promote the Picture successfully. The Company will not have the financial capability to distribute the Picture itself. The gross revenue derived from the Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, streaming, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to the Company from the exploitation of the Picture. There is no assurance that such negotiations will result in revenues or profits to the Company. Furthermore, there is no assurance that the Picture will be distributed or that such distribution will be profitable to the Company. The fact that any distributor derives profits from its distribution of the Picture will not, in turn, assure that the Company will also derive profits therefrom. <u>Please refer to the WeFunder Page for additional risks associated with this investment</u>.

VIII. <u>Assignment.</u> Investor shall not have the right to assign Investor's rights or obligations hereunder without Company's prior written consent in each instance and any purported assignment shall be null and void; Investor acknowledges that this investment is not being done for purposes of resale; Investor acknowledges that any sale or other transfer of or related to this investment or Agreement may not be permitted under applicable securities regulations. Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

IX. <u>No Equitable Relief.</u> In the event of a breach of this Agreement by Company, the rights and remedies of Investor shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Investor be entitled to enjoin or restrain the production or distribution or exhibition of the Picture or any element thereof, or the use, publication, or dissemination of any advertising or marketing issued in connection therewith, and Investor irrevocably waives any right to equitable or injunctive relief.

X. <u>Indemnification.</u> Investor shall indemnify and hold harmless Company and the parents, affiliates, and subsidiary companies thereof, and the successors, licensees, and assigns thereof, and their respective directors, managers, employees, agents, personnel, shareholders, owners, representatives, from all third party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by Investor herein.

XI. <u>Miscellaneous.</u> This Agreement shall be governed by and construed in accordance with the laws of the State of California. The parties agree and consent that the jurisdiction and venue of all matters relating to this Agreement will be vested exclusively in the federal, state and local courts within the State of California. This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void or voidable, it shall be curtailed only to the extent of such voidness or voidability, and shall otherwise not affect the validity of that provision or any other provision of this Agreement. Investor specifically acknowledges that acceptance of this investment is at the sole and absolute discretion of Company, and there shall not be deemed to be any agreement between Investor and Company unless and until this Agreement is countersigned by Company. This Agreement may be signed in counterparts, by pdf or computer image file or original signature, and each such counterpart shall constitute an original document and all such counterparts, taken together, shall constitute one and the same instrument.

XII. <u>Settling Disputes/Arbitration.</u> All Parties agree to enter into mediation before filing suit against each other for any dispute arising from this Agreement. Parties agree to attend one session of mediation before filing suit. If the dispute is not settled by mediation, the Parties are free to file suit. Any law suits will be under the jurisdiction of the State of California, and subject to the laws of the state of California. The venue shall be in the County of Los Angeles, California.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Investment Amount: $[AMOUNT]

COMPANY:

EX FILES PRODUCTIONS LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

By: _____   By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited